RESOURCE CAPITAL CORP.

712 Fifth Avenue, 12th Floor

New York, NY 10019

June 9, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn: Tom Kluck, Legal Branch Chief

Re: Resource Capital Corp. (the “Company”)

Registration Statement on Form S-3

Filed May 5, 2017

File No. 333-217733

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests acceleration of the effective date of the above-captioned Registration Statement on Form S-3 to Tuesday, June 13, 2017, at 4:00 p.m., or as soon as practicable thereafter.

Since the Registration Statement is filed as a shelf registration statement under Rule 415 of the Securities Act of 1933, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please notify our counsel, Mark Rosenstein, at 215-731-9450.

Very truly yours,

RESOURCE CAPITAL CORP.

By:	/s/ David J. Bryant
David J. Bryant
Chief Financial Officer